                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277


                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

           CUSIP No. G3921A175                                        Page 2 of 22 Pages

----------------------------------------------------------------------------------------------------
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Temasek Holdings (Private) Limited
----------------------------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                                   (a)  [ ]
                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------
 3   SEC Use Only
----------------------------------------------------------------------------------------------------
 4   Source Of Funds

     AF
----------------------------------------------------------------------------------------------------
 5   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)     [ ]

----------------------------------------------------------------------------------------------------
 6   Citizenship Or Place Of Organization

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    Sole Voting Power
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    Shared Voting Power
                                     24,600,000(1)
                                --------------------------------------------------------------------
                                9    Sole Dispositive Power
                                     0
                                --------------------------------------------------------------------
                                10   Shared Dispositive Power
                                     24,600,000(1)
----------------------------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person
     24,600,000(1)
----------------------------------------------------------------------------------------------------
 12  Check if the Aggregate Amount In Row (11) Excludes Certain Shares                       [ ]

----------------------------------------------------------------------------------------------------
 13  Percent Of Class Represented By Amount In Row (11)
     61.50%
----------------------------------------------------------------------------------------------------
 14  Type Of Reporting Person
     CO
----------------------------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D

           CUSIP No. G3921A175                                        Page 3 of 22 Pages

----------------------------------------------------------------------------------------------------
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Singapore Technologies Pte Ltd
----------------------------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                                   (a)  [ ]
                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------
 3   SEC Use Only
----------------------------------------------------------------------------------------------------
 4   Source Of Funds

     WC
----------------------------------------------------------------------------------------------------
 5   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)     [ ]

----------------------------------------------------------------------------------------------------
 6   Citizenship Or Place Of Organization

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    Sole Voting Power
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    Shared Voting Power
                                     24,600,000(1)
                                --------------------------------------------------------------------
                                9    Sole Dispositive Power
                                     0
                                --------------------------------------------------------------------
                                10   Shared Dispositive Power
                                     24,600,000(1)
----------------------------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person
     24,600,000(1)
----------------------------------------------------------------------------------------------------
 12  Check if the Aggregate Amount In Row (11) Excludes Certain Shares                       [ ]

----------------------------------------------------------------------------------------------------
 13  Percent Of Class Represented By Amount In Row (11)
     61.50%
----------------------------------------------------------------------------------------------------
 14  Type Of Reporting Person
     CO
----------------------------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D

           CUSIP No. G3921A175                                        Page 4 of 22 Pages

----------------------------------------------------------------------------------------------------
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Singapore Technologies Telemedia Pte Ltd
----------------------------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                                   (a)  [ ]
                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------
 3   SEC Use Only
----------------------------------------------------------------------------------------------------
 4   Source Of Funds

     AF
----------------------------------------------------------------------------------------------------
 5   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)     [ ]

----------------------------------------------------------------------------------------------------
 6   Citizenship Or Place Of Organization

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    Sole Voting Power
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    Shared Voting Power
                                     24,600,000(1)
                                --------------------------------------------------------------------
                                9    Sole Dispositive Power
                                     0
                                --------------------------------------------------------------------
                                10   Shared Dispositive Power
                                     24,600,000(1)
----------------------------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person
     24,600,000(1)
----------------------------------------------------------------------------------------------------
 12  Check if the Aggregate Amount In Row (11) Excludes Certain Shares                       [ ]

----------------------------------------------------------------------------------------------------
 13  Percent Of Class Represented By Amount In Row (11)
     61.50%
----------------------------------------------------------------------------------------------------
 14  Type Of Reporting Person
     CO
----------------------------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D

           CUSIP No. G3921A175                                        Page 5 of 22 Pages

----------------------------------------------------------------------------------------------------
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     STT Communications Ltd
----------------------------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                                   (a)  [ ]
                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------
 3   SEC Use Only
----------------------------------------------------------------------------------------------------
 4   Source Of Funds

     AF
----------------------------------------------------------------------------------------------------
 5   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)     [ ]

----------------------------------------------------------------------------------------------------
 6   Citizenship Or Place Of Organization

     Singapore
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    Sole Voting Power
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    Shared Voting Power
                                     24,600,000(1)
                                --------------------------------------------------------------------
                                9    Sole Dispositive Power
                                     0
                                --------------------------------------------------------------------
                                10   Shared Dispositive Power
                                     24,600,000(1)
----------------------------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person
     24,600,000(1)
----------------------------------------------------------------------------------------------------
 12  Check if the Aggregate Amount In Row (11) Excludes Certain Shares                       [ ]

----------------------------------------------------------------------------------------------------
 13  Percent Of Class Represented By Amount In Row (11)
     61.50%
----------------------------------------------------------------------------------------------------
 14  Type Of Reporting Person
     CO
----------------------------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                  SCHEDULE 13D

           CUSIP No. G3921A175                                        Page 6 of 22 Pages

----------------------------------------------------------------------------------------------------
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     STT Crossing Ltd
----------------------------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                                   (a)  [ ]
                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------
 3   SEC Use Only
----------------------------------------------------------------------------------------------------
 4   Source Of Funds

     AF
----------------------------------------------------------------------------------------------------
 5   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)     [ ]

----------------------------------------------------------------------------------------------------
 6   Citizenship Or Place Of Organization

     Mauritius
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                7    Sole Voting Power
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH                            8    Shared Voting Power
                                     24,600,000(1)
                                --------------------------------------------------------------------
                                9    Sole Dispositive Power
                                     0
                                --------------------------------------------------------------------
                                10   Shared Dispositive Power
                                     24,600,000(1)
----------------------------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person
     24,600,000(1)
----------------------------------------------------------------------------------------------------
 12  Check if the Aggregate Amount In Row (11) Excludes Certain Shares                       [ ]

----------------------------------------------------------------------------------------------------
 13  Percent Of Class Represented By Amount In Row (11)
     61.50%
----------------------------------------------------------------------------------------------------
 14  Type Of Reporting Person
     CO
----------------------------------------------------------------------------------------------------

----------

(1) Comprises 6,600,000 common shares, and 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, of the Issuer.

                                                              Page 7 of 22 Pages


ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda.


ITEM 2. IDENTITY AND BACKGROUND

The name, address, place of organization and principal business of the persons filing this Statement (the "Reporting Persons") are set forth below:

Temasek Holdings (Private) Limited ("Temasek")
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(a Singapore company)
Principal business of Temasek: Investment holding company.

Singapore Technologies Pte Ltd ("STPL")
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STPL: Technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services.

Singapore Technologies Telemedia Pte Ltd ("STT")
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STT: Strategic media and telecommunications services, investment holding and management services.

STT Communications Ltd ("STT Comm")
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STT Comm: Information/communications services and investment holding.

STT Crossing Ltd ("STT Crossing")
10 Frere Felix de Valois Street
Port Louis
Mauritius
(a Mauritius company)
Principal business of STT Crossing: Investment holding.

                                                              Page 8 of 22 Pages


STT Crossing is a wholly-owned subsidiary of STT Comm. STT Comm is a 99% owned subsidiary of STT, which is a wholly-owned subsidiary of STPL. STPL is an indirect, wholly-owned subsidiary of Temasek.

Information regarding the executive officers and directors of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Persons, any other person named in Item 2 (including Schedule
A) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 9, 2003, the Issuer and STT Crossing consummated the acquisition by STT Crossing of 6,600,000 Common Shares and 18,000,000 preferred shares, par value $.10 per share of the Issuer (the "Preferred Shares" and, together with the Common Shares, the "Shares"), upon the terms and subject to the conditions set forth in the Purchase Agreement, dated as of August 9, 2002, by and among Global Crossing Ltd., a company organized under the laws of Bermuda ("Global Crossing Ltd."), Global Crossing Holdings Ltd., a company organized under the laws of Bermuda ("Global Crossing Holdings"), the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings, Hutchison Telecommunications Limited, a company organized under the laws of Hong Kong, and STT, as amended by the amendments dated as of December 20, 2002, May 13, 2003, October 13, 2003, November 14, 2003 and December 3, 2003 and the letter agreement dated as of December 9, 2003 (as amended, the "Purchase Agreement").

The aggregate purchase price for the Shares acquired by STT Crossing pursuant to the Purchase Agreement was $250,000,000. STPL provided the funds for the purchase price from its working capital.


ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares pursuant to the Purchase Agreement was to give STT Crossing a 61.50% interest in the Issuer.

The purpose of the acquisition of the Notes (as defined below) pursuant to the Purchase Agreement was to facilitate the closing of the purchase of the Shares.

Except as described in this Statement and except for transfers of the Shares or Notes which may be made to direct or indirect subsidiaries of STT, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans). The Reporting Persons intend to review the investment in the Issuer from time to time, including the Issuer's business, the market price of the Common Shares, conditions in the securities market generally, and general economic and industry conditions. Based on their review of these and other relevant factors, the Reporting Persons may from time to time (i) acquire additional Shares or other equity or debt securities of the Issuer, (ii) dispose of any of their holdings in the Issuer or (iii) otherwise change their intention with respect to any or all of the matters referred to in this Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                                                              Page 9 of 22 Pages


(a) - (b) Temasek, through its ownership of STPL, may be deemed to share voting and dispositive power over the Shares beneficially owned by STT, STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Shares.

STPL, through its ownership of STT, may be deemed to share voting and dispositive power over the Shares beneficially owned by STT, STT Comm and STT Crossing.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 24,600,000 Common Shares (which comprises 6,600,000 Common Shares, and 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares), or 61.5% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 24,600,000 Common Shares (which comprises 6,600,000 Common Shares, and 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares), or 61.5% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Crossing is the beneficial owner of 24,600,000 Common Shares (which comprises 6,600,000 Common Shares, and 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares), or 61.5% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.

(c) Except as described in Item 3, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 28, 2002, Global Crossing Ltd. and many of its subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York, and commenced insolvency proceedings in the Supreme Court of Bermuda. Several additional subsidiaries of Global Crossing Ltd. subsequently commenced chapter 11 cases and Bermuda insolvency proceedings. On March 25, 2002, the Bankruptcy Court approved bidding and auction procedures for the sale of the company. On August 9, 2002, Global Crossing Ltd., STT and other parties signed the Purchase Agreement. Under the Purchase Agreement, as amended, STT agreed to invest a total of $250 million for a 61.5% equity interest in the Issuer and to invest $200 million for senior secured notes due 2006 (the "Notes"), both upon Global Crossing Ltd.'s emergence from chapter 11 bankruptcy. The Notes were issued by Global Crossing North American Holdings, Inc. ("GCNAH"), a subsidiary of the Issuer and were issued pursuant to an Indenture, dated as of December 9, 2003, by and among the Issuer, GCNAH, certain guarantors of the Notes and Wells Fargo Bank Minnesota, National Association, as trustee (the "Indenture"). Closing of the transactions, and the emergence from chapter 11 bankruptcy, occurred on December 9, 2003.

In connection with the acquisition of the Shares, the Issuer amended and restated its bye-laws (the "Bye-laws"). Pursuant to the Bye-laws, STT Crossing, STT, and subsidiaries of STT who are shareholders of the Issuer from time to time (the "STT Shareholder Group") are entitled to appoint members of the Issuer's board of directors. The board of directors will initially consist of 10 members, and the STT

                                                             Page 10 of 22 Pages


Shareholder Group has the right to appoint up to eight of those ten members for renewable terms of three years each. The number of directors the STT Shareholder Group has the right to appoint under the Bye-laws is subject to adjustment depending upon the percentage of outstanding Common Shares (calculated on a fully diluted basis) the STT Shareholder Group owns.

As long as the STT Shareholder Group has the right to appoint at least 2 directors, it is entitled to designate the chairman of the audit, compensation, executive, and nominating committees. In addition, subject to applicable law, regulation, regulatory or listing requirement, for so long as the STT Shareholder Group has the right to appoint at least one director to the board, each committee of the board will contain the same proportional representation of the STT Shareholder Group as the board of directors, and in all cases will include at least one director designated by the STT Shareholder Group.

In addition, the Bye-laws provide that, for so long as the STT Shareholder Group is entitled to appoint at least two directors, appointment or removal of any senior officers of the Issuer shall be subject to the approval of the board, which shall include the approval of at least one of the directors appointed by the STT Shareholder Group.

Under the Bye-laws, if at any time the STT Shareholder Group holds more than 90% of the outstanding shares of the Issuer, STT must make an offer to acquire the remaining shares held by the other shareholders of the Issuer at a price determined in accordance with the Bye-laws.

Under the Bye-laws, the STT Shareholder Group has preemptive rights to purchase a pro rata share of any equity securities issued by the Issuer (including capital, interests, options, warrants, and any other equity securities of the Issuer). These preemptive rights expire upon the event of a Listing.

In order to amend certain provisions of the Bye-laws, the Issuer must obtain the approval of the STT Shareholder Group.

Under the Certificate of Designations governing the Preferred Shares (the "Certificate of Designations"), for so long as STT and its affiliates own at least 15% of the Preferred Shares, the affirmative vote of a majority of the Preferred Shares is required in order for the Issuer to take the following actions, with certain exceptions as described in the Certificate of
Designations:

     - the appointment or replacement of the chief executive officer of the Issuer;
     - any acquisition or disposition of assets for aggregate consideration in excess of $25,000,000;
     -    any merger, amalgamation or consolidation;
     -    any issuance, redemption or repurchase of equity securities;
     - the incurrence or guarantee of indebtedness, other than existing indebtedness, indebtedness obtained during the ordinary course of business, and consolidated indebtedness in an aggregate amount not to exceed $25,000,000 in any calendar year;
     - the incurrence of any single capital expenditure in excess of $25,000,000;
     - the commencement of a bankruptcy or other similar proceeding or actions;
     - entering into or varying the material terms of any related party transactions;
     - distributing to holders of Common Shares evidence of indebtedness, any shares of the Issuer, securities, or cash or assets; or
     - amending, repealing, waiving or modifying the Certificate of Designations.

Under the Indenture, the Issuer is restricted in its ability to take the following actions, among other things, with certain exceptions and conditions as described in the Indenture:

     - pay or declare dividends, repurchase equity securities and make other restricted payments;
     -    incur indebtedness;
     -    sell assets;

                                                             Page 11 of 22 Pages


     -    enter into transactions with affiliates;
     -    create or incur liens;
     -    change of the Issuer's business; or
     -    effect a merger or consolidation.

In connection with the acquisition of the Shares, the Issuer and STT Crossing executed a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Issuer granted STT Crossing customary demand and piggy back registration rights for the registration by the Issuer of the Shares under the Securities Act of 1933, as amended. STT Crossing may assign the foregoing rights.

STT expects to enter into a customary registration rights agreement with the Issuer and GCNAH in connection with the Notes.

On September 24, 2003, Global Crossing Ltd., the Issuer, STT, the Federal Bureau of Investigation ("FBI"), the U.S. Department of Justice ("DOJ"), the Department of Defense ("DOD") and the Department of Homeland Security ("DHS") entered into an agreement (the "Network Security Agreement") to ensure that, among other things, the DOJ, DOD and DHS and other entities with responsibility for enforcing the law, protecting the national security and preserving public safety can proceed in a legal, secure and confidential manner to satisfy these responsibilities with respect to the Issuer. The Network Security Agreement also requires the establishment of a security committee of the Issuer's board of directors.

The descriptions of the Purchase Agreement, the Bye-Laws, the Certificate of Designations, the Indenture, the Registration Rights Agreement, and the Network Security Agreement contained in this Statement are qualified in their entirety by reference to such documents, a copy of which appear as exhibits to this Statement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Purchase Agreement, dated as of August 9, 2002, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd., Hutchison Telecommunications Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.12 to the Annual Report on Form 10-K filed by Global Crossing Limited with the Securities and Exchange Commission on December 8, 2003 (the "Form 10-K")).

2. Amendment to Purchase Agreement, dated as of December 20, 2002, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd., Singapore Technologies Telemedia Pte Ltd, and Hutchison Telecommunications Ltd. (incorporated by reference to Exhibit 2.13 of the Form 10-K).

3. Amendment No. 2 to Purchase Agreement, dated as of May 13, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.14 of the Form 10-K).

4. Amendment No. 3 to Purchase Agreement, dated as of October 13, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.15 of the Form 10-K).

5. Amendment No. 4 to Purchase Agreement, dated as of November 14, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing

                                                             Page 12 of 22 Pages


     Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.16 of the Form 10-K).

6. Amendment No. 5 to Purchase Agreement, dated as of December 3, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.17 of the Form 10-K).

7. Letter Agreement, dated as of December 9, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd.

8. Registration Rights Agreement, dated as of December 9, 2003, by and between Global Crossing Limited and STT Crossing Ltd (incorporated by reference to
     Exhibit 10.12 of the Form 10-K).

9.   Bye-laws of Global Crossing Limited (incorporated by reference to Exhibit
     3.7 of the Form 10-K).

10. Certificate of Designations of the preferred shares, par value $.10 per share, of Global Crossing Limited (incorporated by reference to Exhibit 4.2 of the Form 10-K).

11. Indenture, dated as of December 9, 2003, by and among Global Crossing North American Holdings, Inc., the Issuer, certain guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Form 10-K).

12. Network Security Agreement, dated as of September 24, 2003, by and among Global Crossing Ltd., Global Crossing Limited, Singapore Technologies Telemedia Pte Ltd, the Federal Bureau of Investigation, the U.S. Department of Justice, the Department of Defense, and the Department of Homeland Security (incorporated by reference to Exhibit 10.13 of the Form 10-K).

13. Joint Filing Agreement, dated as of December 19, 2003, by and among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd, and STT Crossing Ltd.

                                                             Page 13 of 22 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2003                   TEMASEK HOLDINGS (PRIVATE) LIMITED


                                          By /s/ Jeffrey Chua
                                             -----------------------------------
                                          Name:  Jeffrey Chua
                                          Title: Director, Legal/Secretariat



                                          SINGAPORE TECHNOLOGIES PTE LTD


                                          By /s/ Chia Yue Joo
                                             -----------------------------------
                                          Name:  Chia Yue Joo
                                          Title: Director, Legal



                                          SINGAPORE TECHNOLOGIES TELEMEDIA
                                          PTE LTD


                                          By /s/ Pek Siok Lan
                                             -----------------------------------
                                          Name:  Pek Siok Lan
                                          Title: Company Secretary



                                          STT COMMUNICATIONS LTD


                                          By /s/ Pek Siok Lan
                                             -----------------------------------
                                          Name:  Pek Siok Lan
                                          Title: Company Secretary



                                          STT CROSSING LTD


                                          By /s/ Pek Siok Lan
                                             -----------------------------------
                                          Name:  Pek Siok Lan
                                          Title: Director

                                                             Page 14 of 22 Pages


                                  EXHIBIT INDEX

1. Purchase Agreement, dated as of August 9, 2002, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd., Hutchison Telecommunications Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.12 to the Annual Report on Form 10-K filed by Global Crossing Limited with the Securities and Exchange Commission on December 8, 2003 (the "Form 10-K")).

2. Amendment to Purchase Agreement, dated as of December 20, 2002, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd., Singapore Technologies Telemedia Pte Ltd, and Hutchison Telecommunications Ltd. (incorporated by reference to Exhibit 2.13 of the Form 10-K).

3. Amendment No. 2 to Purchase Agreement, dated as of May 13, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.14 of the Form 10-K).

4. Amendment No. 3 to Purchase Agreement, dated as of October 13, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.15 of the Form 10-K).

5. Amendment No. 4 to Purchase Agreement, dated as of November 14, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.16 of the Form 10-K).

6. Amendment No. 5 to Purchase Agreement, dated as of December 3, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd., the Joint Provisional Liquidators of Global Crossing Ltd. and Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd (incorporated by reference to Exhibit 2.17 of the Form 10-K).

7. Letter Agreement, dated as of December 9, 2003, by and among Global Crossing Ltd., Global Crossing Holdings Ltd. and Singapore Technologies Telemedia Pte Ltd.

8. Registration Rights Agreement, dated as of December 9, 2003, by and between Global Crossing Limited and STT Crossing Ltd (incorporated by reference to
     Exhibit 10.12 of the Form 10-K).

9.   Bye-laws of Global Crossing Limited (incorporated by reference to Exhibit
     3.7 of the Form 10-K).

10. Certificate of Designations of the preferred shares, par value $.10 per share, of Global Crossing Limited (incorporated by reference to Exhibit 4.2 of the Form 10-K).

11. Indenture, dated as of December 9, 2003, by and among Global Crossing North American Holdings, Inc., the Issuer, certain guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Form 10-K).

12. Network Security Agreement, dated as of September 24, 2003, by and among Global Crossing Ltd., Global Crossing Limited, Singapore Technologies Telemedia Pte Ltd, the Federal Bureau of Investigation, the U.S. Department of Justice, the Department of Defense, and the Department of Homeland Security (incorporated by reference to Exhibit 10.13 of the Form 10-K).

                                                             Page 15 of 22 Pages


13. Joint Filing Agreement, dated as of December 19, 2003, by and among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd, and STT Crossing Ltd.

                                                             Page 16 of 22 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):

Name, Business Address and Positions
           at Temasek                                 Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
S Dhanabalan                                          Chairman,                          Singaporean
60B Orchard Road                                      DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman, Temasek)

Kwa Chong Seng                                        Chairman,                          Singaporean
1 HarbourFront Place                                  Director,
#06-00 HarbourFront Tower One                         ExxonMobil Asia Pacific
Singapore 098633                                      Pte Ltd
(Deputy Chairman of Temasek)

Lim Siong Guan                                        Permanent Secretary,               Singaporean
100 High Street #10-01 Singapore 179434               Ministry of Finance
(Deputy Chairman of Temasek)

Sim Kee Boon                                                                             Singaporean
60B Orchard Road
#06-18 Tower 2                                        Advisor,
The Atrium@Orchard                                    Temasek Advisory Panel
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                         Deputy Chairman,                   Singaporean
DBS Building Tower One                                Fraser & Neave Ltd
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                         Chairman,                          Singaporean
1 Kim Seng Promenade                                  Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                                                             Singaporean
205 Braddell Road                                     Director/Managing Director
West Wing 5th Floor                                   ComfortDelgro Corporation
Singapore 579701                                      Limited
(Director of Temasek)

                                                             Page 17 of 22 Pages


Name, Business Address and Positions
           at Temasek                                 Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Lim Chee Onn                                                                             Singaporean
1 HarbourFront Avenue                                 Senior Executive Director/
#18-01 Keppel Bay Tower                               Executive Chairman
Singapore 098632                                      Keppel Corporation Ltd
(Director of Temasek)

Ho Ching                                              Executive Director of              Singaporean
60B Orchard Road                                      Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ng Kok Song                                           Managing Director (Public          Singaporean
168 Robinson Road                                     Markets), Government of
#37-01 Capital Tower                                  Singapore Investment
Singapore 068912                                      Corporation Private Limited
(Director of Temasek)

Gan Chee Yen                                          Managing Director, Finance of      Singaporean
60B Orchard Road                                      Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)

The following is a list of the executive officers and directors of Singapore Technologies Pte Ltd ("STPL"):

Name, Business Address and Positions
             at STPL                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Teo Ming Kian                                         Chairman, Economic                 Singaporean
Economic Development Board                            Development Board
250 North Bridge Road #25-00                          of Singapore
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                              Executive Director, Temasek        Singaporean
Temasek Holdings (Private) Limited                    Holdings (Private) Limited
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

                                                             Page 18 of 22 Pages


Name, Business Address and Positions
             at STPL                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Gan Chee Yen                                          Managing Director, Finance         Singapore
Temasek Holdings (Private) Limited                    Temasek Holdings (Private)
608 Orchard Road                                      Limited
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

Peter Seah Lim Huat                                   President & CEO of STPL            Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                        Managing Director and Chief        Singaporean
Singapore Technologies Pte Ltd                        Operating Officer, STPL and
51 Cuppage Road #09-01                                Dy Chairman/CEO, Green Dot
StarHub Centre                                        Capital Pte Ltd
Singapore 229469
(Director, Managing Director and Chief
Operating Officer of STPL)

Davinder Singh s/o Amar Singh                         Managing Partner, Drew &           Singaporean
Drew & Napier                                         Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                         Deputy Chairman and CEO            Singaporean
SembCorp Industries Ltd.                              SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                         Director                           Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                           Group Chief Financial              Singaporean
51 Cuppage Road #09-01                                Officer of STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

                                                             Page 19 of 22 Pages


Name, Business Address and Positions
              at STT                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Tan Guong Ching                                       Permanent Secretary, Ministry      Singaporean
New Phoenix Park                                      of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

Lee Theng Kiat                                        President and CEO, STT &           Singaporean
51 Cuppage Road #10-11/17                             STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                          Corporate Adviser                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                              Corporate Adviser                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                                        Corporate Adviser                  Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director of STT)

Tay Siew Choon                                        Managing Director and Chief        Singaporean
51 Cuppage Road #09-01                                Operating Officer, STPL and
StarHub Centre                                        Dy Chairman/CEO, Green Dot
Singapore 229469                                      Capital Pte Ltd
(Director of STT)

Pek Siok Lan                                          Senior Vice President, Legal       Singaporean
51 Cuppage Road #10-11/17                             and General Counsel
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Company Secretary of STT)

Jean F.H.P. Mandeville                                Chief Financial Officer,           Belgian
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT)

                                                             Page 20 of 22 Pages


Name, Business Address and Positions
              at STT                                  Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Gita Wirjawan                                         Senior Vice-President,             Indonesian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development, STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development, STT)

Kek Soon Eng                                          Senior Vice-President,             Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies, STT & STT Comm
Singapore 229469
(Senior Vice-President, Management of
Investee Companies, STT)

The following is a list of the executive officers and directors of STT Communications Ltd ("STT Comm"):

Name, Business Address and Positions
            at STT Comm                               Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Tan Guong Ching                                       Permanent Secretary,               Singaporean
New Phoenix Park                                      Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT Comm)

Lee Theng Kiat                                        President and CEO, STT &           Singaporean
51 Cuppage Road #10-11/17                             STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT Comm)

Sum Soon Lim                                          Corporate Advisor                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                              Corporate Adviser                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Lim Ming Seong                                        Corporate Adviser                  Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director of STT Comm)

                                                             Page 21 of 22 Pages


Name, Business Address and Positions
            at STT Comm                               Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Tay Siew Choon                                        Managing Director and Chief        Singaporean
51 Cuppage Road #09-01                                Operating Officer, STPL and Dy
StarHub Centre                                        Chairman/CEO, Green Dot Capital
Singapore 229469                                      Pte Ltd
(Director of STT Comm)

Pek Siok Lan                                          Senior Vice President, Legal       Singaporean
51 Cuppage Road #10-11/17                             & General Counsel
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Secretary of STT Comm)

Sio Tat Hiang                                         Executive Vice President,          Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                                Chief Financial Officer,           Belgian
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Gita Wirjawan                                         Senior Vice-President,             Indonesian
51 Cuppage Road #10-11/17                             International Business
StarHub Centre                                        Development, STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development, STT Comm)

Kek Soon Eng                                          Senior Vice-President,             Singaporean
51 Cuppage Road #10-11/17                             Management of Investee
StarHub Centre                                        Companies, STT & STT Comm
Singapore 229469
(Senior Vice-President, Management
of Investee Companies, STT Comm)

The following is a list of the executive officers and directors of STT Crossing Ltd ("STT Crossing"):

Name, Business Address and Positions
         at STT Crossing                              Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Uday Kumar Gujadhur                                   Chartered Accountant               Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

                                                             Page 22 of 22 Pages


Name, Business Address and Positions
         at STT Crossing                              Present Principal Occupation       Citizenship
------------------------------------                  ----------------------------       -----------
Yuvraj Kumar Juwaheer                                 Chartered Secretary                Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Lee Theng Kiat                                        President and CEO, STT             Singaporean
51 Cuppage Road #10-11/17                             & STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Jean FHP Mandeville                                   Chief Financial Officer,           Singaporean
51 Cuppage Road #10-11/17                             STT & STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Pek Siok Lan                                          Senior Vice President, Legal       Singaporean
51 Cuppage Road #10-11/17                             & General Counsel
StarHub Centre                                        STT & STT Comm
Singapore 229469
(Director of STT Crossing)